Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-235913
February 18, 2021

Wilshire wShares Enhanced Gold ETF

A New Way to Invest in GoldTM

Fund Description

The Wilshire wShares Enhanced Gold Trust (the “Fund“ or “WGLD”) seeks to closely reflect the performance of the Wilshire Gold Index (the “Index”) less the Fund’s liabilities and expenses. WGLD rebalances physical gold and cash utilizing a rules-based methodology that automatically adapts to market conditions within the gold and US equity markets (the “S&P 500®”). The Fund’s purpose is to seek to outperform a stand-alone investment in gold and reduce its risk profile without the use of any futures, leverage, or derivatives.

Index Overview

The objective of the Index is to seek to reduce the risk-profile typically associated with the purchase of gold, as measured by the realized volatility of the LBMA Gold Price, while also generally increasing its exposure to gold during periods of heightened realized volatility as observed in the S&P 500®. The Index utilizes a passive, rules-based methodology that rebalances monthly.

Table I. Performance of the S&P 500® Versus Gold (US$/oz) Over Various Periods of Time
Period 20 year	S&P 500® 303.7%	Gold 604.7%
10 year	254.9%	40.5%
5 year	111.5%	67.6%
2 year	42.7%	40.9%
1 year	17.2%	17.6%
Dot.com Bubble	-47.4%	12.1%
Financial Crisis	-55.3%	25.5%
Covid-19 Crash	-33.7%	-3.5%
First Decade of 2000s	-7.9%	274.7%

WGLD FUND DETAILS
Inception	2/18/2021
Ticker	WGLD
Exchange	NYSE Arca
Fund Type	ETF
Investment Style	Passive
Creation Basket	10,000
CUSIP	972005102
Index Ticker	WGIX
Index Calculation Agent	Solactive
Gold Custodian	J.P. Morgan
Fund Adminstrator	BNY Mellon
Net Assets as of 2/18/2021	$1,800,018
Sponsor Fee	0.65%

PUTTING THE FUND TO WORK WGLD is intended to serve as a piece of an overall portfolio allocation.

Source: S&P Dow Jones and LBMA as of January 31, 2021. The S&P 500 is an equity index representing the performance of the broad U.S stock market, while the Gold time series represents the performance of an investment in phyiscal gold. The time periods in the chart correspond to the period 1/31/2001-1/31/2021 (20-year), 1/31/2011-1/31/2021 (10-year), 1/31/2016-1/31/2021 (5-year), 1/31/2019-1/31/2021 (2-year), 1/31/2020-1/31/2021 (1-year). Dot.Com Bubble returns were measured between 03/24/2000-10/09/2002. Financial Crisis returns were measured between 10/09/2007-03/09/2009. Covid-19 Crash returns were measured between 02/17/2020- 03/23/2020. First Decade of 2000s data dates between 12/31/1999-12/31/2009.

Past performance is not indicative of future results.

Wilshire wShares Enhanced Gold ETF

Why Invest in WGLD

Seeks Strong Risk-Adjusted Returns – WGLD is designed to outperform a stand-alone investment in gold while simultaneously seeking to reduce its risk profile by lowering volatility.

Removing Emotion – The Fund may assist investors to overcome the often negative consequences of emotional trading, especially during heightened volatility. WGLD utilizes Adaptive ExposureTM, an investment process that rebalances its exposure to gold based on changing market conditions.

Innovative – Staying on the cutting edge of financial innovation. Wilshire Phoenix was named as a Listmaker at the Benzinga Global Fintech Awards 2020 for Best New Product in advance of the launch of the wShares fund lineup.

Efficient – The Fund provides easy access to an attractive strategy in a transparent, passive and rules-based manner that sets aside the use of futures or any form of leverage to achieve its investment objective.

Table II. S&P 500® Volatility Versus Gold (US$/oz) Over Various Periods of Time[1]

Period 20 year	S&P 500® 19.5%	Gold 17.3%
10 year	17.3%	15.9%
5 year	19.0%	14.1%
2 year	25.6%	16.5%
1 year	34.4%	20.2%
Dot.com Bubble	22.6%	13.1%
Financial Crisis	37.5%	29.2%
Covid-19 Crash	75.4%	31.7%
First Decade of 2000s	22.0%	18.5%

Past performance is not indicative of future results.

Source: S&P Dow Jones and LBMA as of January 31, 2021. The S&P 500 is an equity index representing the performance of the broad U.S stock market, while the Gold time series represents the performance of an investment in phyiscal gold. The time periods in the chart correspond to the period 1/31/2001-1/31/2021 (20-year), 1/31/2011-1/31/2021 (10-year), 1/31/2016-1/31/2021 (5-year), 1/31/2019-1/31/2021 (2-year), 1/31/2020-1/31/2021 (1-year). Dot.Com Bubble volatility was measured between 03/24/2000-10/09/2002. Financial Crisis volatility was measured between 10/09/2007-03/09/2009. Covid-19 Crash volatility was measured between 02/17/2020-03/23/2020. First Decade of 2000s volatility was measured between d12/31/1999-12/31/2009. Volatility was measured as the standard deviation of daily returns, annualized using a 252 day-count.

Important Disclosures

This material must be preceded or accompanied by a prospectus. Please read the prospectus https://bit.ly/wSharesWGLD carefully before investing.

The shares of the Fund (the “Shares”) may trade at, above (a premium), or below (a discount) the net asset value (“NAV”) per Share and are not individually redeemed from the Fund. The NAV per Share will fluctuate with changes in the market value of the physical gold (“Physical Gold”) owned by the Fund. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements.

There is no guarantee that the high trading price of gold will be sustained. The Share price reported under “WGLD” is not the same as the intraday indicative NAV (“INAV”); the INAV may vary significantly from the Share price, particularly during times of volatility of gold prices. The Index level calculated and published by approximately 7:00 p.m. (New York City time) under “WGIX” is not the same as the intraday indicative value for the Index (“IIV”); the IIV may vary significantly from the Index level, particularly during times of volatility in gold prices.

Wilshire wShares Enhanced Gold ETF

An investment in the Shares may be adversely affected by competition from other methods of investing in commodities, and the availability of other gold products.

The Fund may terminate and liquidate at a time that is disadvantageous to Shareholders. The Share price will fluctuate with changes in NAV per Share as well as market supply and demand. The amount of discount or premium in the Share price relative to NAV per Share may be affected by non-concurrent trading hours between NYSE Arca, Inc. (the “Exchange”) and major gold markets. While the Shares will trade on the Exchange until 4:00 pm (New York City time), liquidity in the market for Physical Gold may be reduced after the close of major world gold markets including London and other locations. Depending on the price at which an investor purchased its Shares and whether the Shares trade at a discount or a premium to NAV may affect the investor’s gain or loss on its investment in the Fund when Shares are sold. Investment return and principal value of an investment will fluctuate so that an investor’s Shares, when sold or redeemed, may be worth more or less than the original cost. Purchases or sales of Shares may be subject to brokerage commissions, which will reduce returns.

There can be no assurance that the Fund will achieve its investment objective. An investment in the Fund carries with it the inherent risks associated with investments related to Physical Gold. There can be no assurance that the Fund will achieve profits or avoid losses, significant or otherwise. The performance of the Fund may not track the Index during particular periods or over the long term. Disruptions in the ability to create or redeem creation units may adversely affect investors. Certain potential conflicts of interest exist between the Sponsor, its affiliates and the Fund’s shareholders. Shareholders will be subject to taxation on their allocable share of the Fund’s taxable income, whether or not they receive cash distributions. Shareholders will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

While the Sponsor developed the methodology of the Index, the Index Calculation Agent is responsible for the day-today implementation of the Index methodology and calculation of the Index. The ability of the Fund to exercise remedies against the Index Calculation Agent may be limited.

Foreside Fund Services, LLC is the marketing agent of the Fund.

The Fund is not an investment company regulated under the Investment Company Act of 1940, nor is it a commodity pool as defined in the Commodity Exchange Act, and thus is not afforded the regulatory protections applicable to such entities.

Index Disclaimers

The Fund is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the current level of the Index at any time or in any other respect. The Index is calculated and published by the Index Calculation Agent. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Fund, the Index Calculation Agent has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Fund or the Shares. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the Fund constitutes a recommendation by the Index Calculation Agent to invest capital in the Fund nor does it in any way represent an assurance or opinion of the Index Calculation Agent with regard to any investment in the Fund.

The LBMA Gold Price PM, which is administered and published by ICE Benchmark Administration limited (“IBA”), serves as, or as part of, an input or underlying reference for the Shares. LBMA Gold Price PM is a trademark of precious metals prices limited, and is licensed to IBA as the administrator of the LBMA Gold Price PM. ICE Benchmark Administration is a trademark of IBA and/or its affiliates. LBMA Gold Price PM, and the trademarks LBMA Gold Price PM and ICE Benchmark Administration, are used by the Fund with permission under license by IBA. IBA and its affiliates make no claim, predication, warranty or representation whatsoever, express or implied, as to the results to be obtained from any use of the LBMA Gold Price PM, or the appropriateness or suitability of the LBMA Gold Price PM for any particular purpose to which it might be put, including with respect to the Shares. To the fullest extent permitted by applicable law, all implied

Wilshire wShares Enhanced Gold ETF

terms, conditions and warranties, including, without limitation, as to quality, merchantability, fitness for purpose, title or non-infringement, in relation to the LBMA Gold Price PM, are hereby excluded and none of IBA or any of its affiliates will be liable in contract or tort (including negligence), for breach of statutory duty or nuisance, or under antitrust laws or otherwise, in respect of any inaccuracies, errors, omissions, delays, failures, cessations or changes (material or otherwise) in the LBMA Gold Price PM, or for any damage, expense or other loss (whether direct or indirect) you may suffer arising out of or in connection with the LBMA Gold Price PM or any reliance you may place upon it. LBMA Gold Price PM is a trademark of Precious Metals Prices Limited, is licensed to IBA as the administrator of the LBMA Gold Price PM, and is used by the Fund with permission under license by IBA. The Index (the “Licensee Index”) was created by the Sponsor for the Fund, which has contracted with S&P Dow Jones Indices LLC (“SPDJI”) to license the use of the S&P 500® Index in connection with the Licensee Index.

The S&P 500® Index is the property of SPDJI. S&P DJI, its affiliates and licensors shall have no liability for any errors or omissions in the S&P 500® Index, any data related thereto, the Licensee Index and any investment products based thereon, and the Licensee Index and the any investment products based thereon are not sponsored, endorsed, sold or promoted by SPDJI, its affiliates or third party licensors.

None of SPDJI, its affiliates or third party licensors make any representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P 500® Index to track general market performance. SPDJI’s only relationship to Licensee with respect to the Licensee Index and Products is the licensing of the S&P 500® Index. SPDJI and its third party licensors are not responsible for and have not participated in the determination of the prices and amount of the Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund may convert into cash or other redemption mechanics. SPDJI, its affiliates and third-party licensors have no obligation or liability in connection with the administration, marketing or trading of the Fund. SPDJI is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by SPDJI to buy, sell, or hold such security, nor is it investment advice.

NONE OF SPDJI, ITS AFFILIATES, OR THIRD PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX, THE LICENSEE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. SPDJI, ITS AFFILIATES AND THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. SPDJI AND ITS THIRD PARTY LICENSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR LICENSEE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL SPDJI, ITS AFFILIATES OR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

S&P® and S&P 500® are trademarks of Standard & Poor’s Financial Services LLC.